

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 5, 2023

Deepika Vuppalanchi
Chief Executive Officer
Syra Health Corp
1119 Keystone Way N. #201
Carmel, IN 46032

      Re: Syra Health Corp
          Amendment No. 1 to Draft Registration Statement on Form S-1
          Submitted December 14, 2022
          CIK No. 0001922335

Dear Deepika Vuppalanchi:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted December 14, 2022

Cover Page

1.   We note your response to comment 1, as well as your revised disclosure that "such Class B holders shall continue to have voting control until they hold under % of the voting power of our outstanding capital stock." Please revise to disclose the number of Class B shares, and the percentage of your total common stock outstanding represented by such shares, that the Class B holders need to hold to continue to control general corporate matters. Please make conforming changes to your Selling Stockholder Prospectus cover page and also include similar disclosure in your risk factor on page 21. Additionally, in such risk factor, please disclose the total percentage of voting power that such Class B holders will hold following the offering, as you only disclose there the anticipated

percentage of Class B common stock and total outstanding stock held after the offering.

2. We note your response to comment 18.   Please revise the IPO Prospectus cover page to state that the offering is contingent on the listing of your Class A common stock on Nasdaq, if true, as your disclosure on page 73 states that "we will not complete this offering unless we are so listed."

3. We note your revised disclosure on the Selling Stockholder Prospectus cover page that "[t]he selling stockholders will not make any sales of their shares until such time as our shares are listed on a national securities exchange," thereby indicating that sales in the resale offering will not take place until after the completion of your initial public offering and your listing. Please reconcile this with your disclosure on the IPO Prospectus cover page that "[s]ales of the shares of our Class A common stock registered in this prospectus and the Selling Stockholder Prospectus may result in two offerings taking place concurrently . . . ," and make conforming changes as appropriate.

Prospectus Summary, page 1

4. We note your response to comment 12. Please prominently disclose here and at the beginning of the Business section that the Indiana Family and Social Services Administration "accounted for approximately 98% of revenues and 86% of accounts receivable at December 31, 2021," as you disclose on page 19.

General

5. We note your disclosure on the Selling Stockholders Prospectus cover page that the selling stockholders will sell their shares "at market prices prevailing at the time of sale or at negotiated prices." In connection therewith, please include a placeholder for the date of effectiveness of the IPO prospectus, as well as the IPO price, and confirm that you will include such information in the Rule 424(b) prospectus filed in connection with this resale offering. Refer to Instruction 2 to Item 501(b)(3) of Regulation S-K.

You may contact Scott Stringer at 202-551-3272 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Erin Jaskot at 202-551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Jeffrey Fessler